Exhibit 99.2

Tuya to Report Third Quarter 2025 Financial Results on November 24, 2025 Eastern Time

SANTA CLARA, Calif., November 10, 2025 -- Tuya Inc. ("Tuya" or the "Company") (NYSE: TUYA; HKEX: 2391), a global leading AI cloud platform service provider, today announced that it will report its third quarter 2025 unaudited financial results after the market closes on Monday, November 24, 2025.

Tuya's management will hold a conference call at 07:30 P.M. Eastern Time on Monday, November 24, 2025 (08:30 A.M. Hong Kong Time on Tuesday, November 25, 2025) to discuss the financial results. In advance of the conference call, all participants must use the following links to complete the online registration process. Upon registering, each participant will receive the dial-in information and a unique PIN (personal access code) to join the call as well as an email confirmation with the details.

Participants Online Webcast Registration: https://edge.media-server.com/mmc/p/qmezjvzg

Participants Call Registration: https://register-conf.media-server.com/register/BI86c04c19c52a48c6bb64d46104c02dff

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.tuya.com.

About Tuya Inc.

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading AI cloud platform service provider with a mission to build an AI developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built AI cloud platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its AI developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness.

Investor Relations Contact

Tuya Inc.

Investor Relations

Email: ir@tuya.com

HL Strategy

Haiyan LI-LABBE

Email: hl@hl-strategy.com

Piacente Financial Communications

China Tel: +86-10-6508-0677

U.S. Tel: +1-212-481-2050

Email: tuya@thepiacentegroup.com